SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras And Total Complete The Transfer Of Rights In The Lapa And Iara Concessions, As Part Of Their Strategic Alliance

Rio de Janeiro, January 15, 2018—Petrobras and Total announce today that they have finalized a decisive milestone in the realization of their Strategic Alliance, signed in March 2017, with the completion of the following transactions:

-	Transfer from Petrobras to Total of 35% of the rights, as well as the operatorship, of the Lapa field in Block BM-S-9A in the Santos Basin pre-salt, alongside Shell (30%), Repsol-Sinopec (25%) and Petrobras (10%). The Lapa field was put in production in December 2016, via the 100,000 barrel per day capacity Cidade de Caraguatatuba FPSO.

-	Transfer from Petrobras to Total of 22.5% of the rights of the Iara area, which comprises the Sururu, Berbigão and Oeste de Atapu fields in Block BM-S-11A in the Santos Basin pre-salt, operated by Petrobras (42.5%) alongside Shell (25%) and Petrogal (10%). Production in Iara is expected to start in 2018 through the 150,000 barrel per day capacity P-68 FPSO in Berbigão-Sururu fields, which will be followed by a second FPSO in 2019 in the Atapu field.

The consideration for the above transactions amounts to US$1.95 billion, including closing adjustments. This amount does not include US$ 400 million that can be triggered by Petrobras to carry a part of its investment share in the Iara development fields and contingent payments.

All conditions preceding the transfers were fulfilled, in particular the granting of operation and installation licenses by the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA) in order for Total to become the operator of the Lapa field.

These transactions give shape to the Strategic Alliance between Petrobras and Total, allowing them to combine their deep-offshore expertise.

For Petrobras, the transactions will also help mitigate risks, strengthen corporate governance and improve the company’s financing by providing cash inflow and reducing investment spending, thereby playing an important role in its Partnerships and Divestments Program.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

About Petrobras and Total

Currently, Petrobras and Total jointly participate in 19 consortiums worldwide in exploration and production. In Brazil, the companies are partners in the development of the giant Libra field, which is the first Production Sharing Contract in the Brazilian pre-salt Santos basin. Outside Brazil, Petrobras and Total are partners on the Chinook field in the US Gulf of Mexico, on the deep-water Akpo and Egina fields in Nigeria and on the gas fields of San Alberto, San Antonio and Itaú in Bolivia, as well as in the Bolivia-Brazil gas pipeline.

About Petrobras

Petrobras is an integrated energy company focused on oil and gas, acknowledged as a leader in deep and ultra-deep water exploration and production, operating mainly in Brazil. We currently produce 2.8 million barrels of oil equivalent per day. Our values are driven by respect for life; people and the environment; ethics and transparency; market driven; overcoming and confidence; and results.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer